1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 10, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC December 2016 Revenue Report

Hsinchu, Taiwan, R.O.C. – Jan. 10, 2017 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for December 2016: On a consolidated basis, revenues for December 2016 were approximately NT$78.11 billion, a decrease of 16.0 percent from November 2016 and an increase of 33.9 percent from December 2015. Revenues for January through December 2016 totaled NT$947.94 billion, an increase of 12.4 percent compared to the same period in 2015.

TSMC December Revenue Report (Consolidated):

(Unit:NT$ million)
Period	December 2016	November 2016	M-o-M Increase (Decrease) %	December 2015	Y-o-Y Increase (Decrease) %	January to December 2016	January to December 2015	Y-o-Y Increase (Decrease) %
Net Revenues	78,112	93,030	(16.0)	58,347	33.9	947,938	843,497	12.4

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of December 2016.

1.	Sales volume (in NT$ thousands)

Period	Items	2016	2015
Dec.	Net sales	78,112,022	58,347,005
Jan. - Dec.	Net sales	947,938,344	843,497,368

2.	Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC China*	40,683,914	4,169,970

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	320,778,259	39,708,235

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	26,374,050	5,487,600	—
	Mark to Market Profit/Loss	77,652	10,977	—
	Unrealized Profit/Loss	116,880	10,977	—
Expired Contracts	Notional Amount	395,704,083	310,373,938	17,855,900
	Realized Profit/Loss	299,599	472,536	(76,691)
Equity price linked product (Y/N)		N	N	N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	7,205,450
	Mark to Market Profit/Loss	(22,286)
	Unrealized Profit/Loss	1,290
Expired Contracts	Notional Amount	75,316,998
	Realized Profit/Loss	(442,800)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	606,752
	Mark to Market Profit/Loss	(4,546)
	Unrealized Profit/Loss	(2,899)
Expired Contracts	Notional Amount	4,215,247
	Realized Profit/Loss	12,883
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	56,025	6,240,965
	Mark to Market Profit/Loss	10	33,998
	Unrealized Profit/Loss	10	35,695
Expired Contracts	Notional Amount	98,662	1,391,715
	Realized Profit/Loss	(1,425)	3,627
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Future
Margin Payment		(10,192)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,725,866
	Mark to Market Profit/Loss	2,082,085
	Unrealized Profit/Loss	3,857
Expired Contracts	Notional Amount	2,286,129
	Realized Profit/Loss	8,868
Equity price linked product (Y/N)		N